SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Press release entitled “ BBVA Banco Franés reports first quarter earnings for fiscal year 2005”

CONTACT:

María Adriana Arbelbide

Investor Relations

Phone: (5411) 4341 5036

E-mail: marbelbide@bancofrances.com.ar

May 12 2005

BBVA BANCO FRANCES (NYSE; BFR.N; BCBA:FRA.BA; LATIBEX: BFR.LA) REPORTS CONSOLIDATED FIRST QUARTER EARNINGS FOR FISCAL YEAR 2005

Executive summary

•	BBVA Banco Frances’ first quarter earnings registered a Ps. 30 million gain, showing a 210.7% and 152.5% increase as compared to the quarters ended December and March 2004, respectively. The main drivers of such an improvement were: a further increase in Operating income - which grew 117.3% vs. the figures posted in the previous quarter - and a lower loss accounted for in Other income / expenses. Furthermore, the significant improvement in the Operating income as compared to the March 2004 quarter was partially offset by the negative result registered in Other income expenses, during the present quarter.

•	Once again Operating income maintained its positive trend. The strong increase in Net financial margin – pushed by an increase in the CER index variation within an environment of negative real interest rates and with an increasing intermediation volume - together with a higher efficiency level and lower loan loss provisions led to an increase in the Operating income from Ps. 57.4 million and Ps. 10.3 million in December and March 2004, respectively, to Ps. 124.6 million in the present quarter.

•	Positive evolution in the core business. With respect to the Bank’s goal of rebuilding its private sector portfolio, private loans grew 47% during the last twelve-month period mainly led by Other loans and advances, basically in the corporate segment, and by growth in credit card financing, personal and car loans within the retail segment.

•	Likewise, by the end of the first quarter of fiscal year 2005 the Bank remains as the first private bank in terms of private sector deposits with a 10.6% market share.

•	The strong performance in the transactional business combined with a reduction in administrative expenses boosted a further improvement in efficiency. The coverage of Administrative expenses – excluding amortization – with Income from services - including fees from FX purchase & sales – reached 79%.

•	The implementation of an adequate control on and consistent monitoring of credit risk resulted in a sustained asset quality improvement. The non-performing ratio, with respect to all our financings, decreased from 2.23% in March 2004 to 1.09% as of March 31, 2005, while the coverage ratio improved from 69.13% to 127.25%, in the same period.

•	BBVA Banco Francés has reduced its Public sector exposure. If we exclude the effect of the increase in Lebac holdings (Central Bank bills and notes), the Bank’s exposure to the Public Sector decreases approximately Ps. 815 million during the last twelve-month period.

First quarter of fiscal year 2005

In mid January 2005, the Argentine government launched an offer to swap defaulted bonds for USD 102.6 billion (including past-due interest), which finalized with a 76.15% acceptance rate. As soon as the debt restructuring process is completed, approximately 19% of the public sector debt would remain in default, with holdout creditors having filed a legal action with the New York Federal court in order to seize public bonds for a total amount of USD 7 billion. However government liabilities would be reduced to approximately 80% of GDP, 36% of which would be denominated in Argentine pesos. At the same time, maturities would be significantly extended and the interest rate burden be reduced to 2 % of GDP in the coming years. Currently, the issuance and delivery of the new debt is subject to the solution of the mentioned claims.

Short-term activity indicators for the first quarter of 2005 show that the economy continues to grow strongly, although at lower rates than in the last quarter of 2004. The fall in the international prices of agricultural commodities and vigorous growth in imports explain why the USD 736 million surplus was 25% below the balance obtained the previous year.

Due to a substantial reduction in private sector capital out-flows, however, an excess supply of foreign currency continued to place downward pressure on the exchange rate. The Central Bank, now with the help of Banco Nación, absorbed this surplus and the nominal FX rate remained practically constant. International reserves grew by USD 853 million in spite of the fact that Argentina paid USD 1.1 billion in principal amortization to the IMF.

Lower intervention in the FX market, together with pre-cancellation of loans by the financial system (rediscounts) and issuance of Lebac resulted in a Ps. 2.3 billion contraction of the monetary base, which partially reduced excess liquidity in the banking system.

In spite of the slower monetary expansion, total bank deposits continued to grow. Contrary to what happened in 2004, private sector deposits increased by 6.6% during the quarter while public sector deposits fell by 6.4% as the government met its debt service obligations by using the deposits accumulated in the system the previous year. Loans to the private sector remained on a positive trend, expanding by 4.1% over December 2004.

In spite of the tighter monetary policy, inflation accelerated in the first 3 months of 2005, and CPI increased 4%. Deposit interest rates, however, remained on average under 3%, below the levels of the last quarter of 2004. The Central Bank began to raise Lebac rates in March and the yield on a 30-day Lebac increased by approximately 50 basis points during the month, although this hike was reflected in higher deposit rates only towards the beginning of April.

The Business:

BBVA Banco Francés had strong skills that consolidated and increased its leadership, ranking first among private sector banks in deposits, loans and shareholder’s equity, according to the most recent statistics published by the Central Bank - December 2004. As of March 31, 2005 the Bank had a total of Ps. 9.8 billion in deposits and Ps. 14.9 billion in assets and a market capitalization of Ps. 3.0 billion.

BBVA Banco Frances’s commercial strategy is to provide a full array of financial services to three distinct markets in the Argentine economy: large corporations, mid-sized and small businesses and individuals, aiming to expand the activity at the same rate as the recovery of the different economic sectors. The Bank’s strong corporate culture, relying on its robust customer base and professional management teams, continues to focus on specialization and segmentation. The Bank’s strategy with large corporations is to capitalize on its long-standing relationship with existing customers by expanding rendered services. As opposed to this relationship-driven strategy with large corporations, the Bank follows a more product-driven strategy with mid-sized and small businesses and individuals, which allows more standardized product offerings and consequently with economies of scale.

The Bank keeps targeting the consolidation of its Net financial margin on the back of rebuilding its private sector loan portfolio and optimizing the funding structure, while further improving the efficiency level. During the first quarter of present fiscal year, the Bank implemented the necessary steps and reinforced its commitment towards its core business to recompose private sector loans – which showed 13% growth - while improving efficiency through higher fee revenues and lower expenses.

Presentation of Financial Information

It is important to note that:

•	All foreign currency transactions accounted for at a free exchange rate as of March 31, 2005 have been translated into pesos at the reference exchange rate of Ps. 2.9233 per U.S. dollar, published by the Central Bank of Argentina on that date.

•	This press release contains unaudited information that consolidates all of the banking activities on a line-by-line basis. The Bank’s interest in the Consolidar Group is accounted for by the equity method; BBVA Banco Francés’ stake in the Consolidar Group and the Consolidar Group’s results are included in Investments in other companies and Income from equity investments, respectively.

•	Financial institutions suffered losses related to the differences resulting from the substitution of the Reference Stabilization Index (CER) by the Salary Variation Index (CVS) for the adjustment of certain mortgages, personal and car secured loans. The amount of such difference was accounted for as an asset. On June 30, 2004, in accordance to Communication A 4114 of the Central Bank and resolution 302/04 of the Ministry of Economy and Production, the Bank wrote off the relevant asset and recorded an adjustment to earnings of prior years under Stockholders Equity (Ps. 141 million loss). Such registration does not mean in any way to resign to the compensation. Consequently, in the financial statements as of March 31, 2004, presented with comparative purposes, such adjustment affected the other expense account (decrease) for Ps. 42.5 million.

FIRST QUARTER EARNINGS

Condensed Income Statement (1)	Quarter ended			% Change Qtr ended 03/31/05 vs. Qtr ended
in thousands of pesos except income per share, income per ADS and percentages	03/31/05	12/31/04	03/31/04	12/31/04	03/31/04
Net Financial Income	187,893	135,996	88,269	38.16%	112.86%
Provision for loan losses	(10,455)	(20,400)	(18,753)	-48.75%	44.25%
Net income from services	83,652	81,584	67,467	2.53%	23.99%
Administrative expenses	(136,460)	(139,828)	(126,676)	-2.41%	7.72%
Operating income	124,630	57,352	10,307	117.31%	1109.18%
Income (loss) from equity investments	8,085	8,341	19,082	3.07%	57.63%
Income (Loss) from Minority interest	(411)	(1,148)	896	64.20%	-145.87%
Other income/expenses	(94,358)	(141,126)	170,440	33.14%	-44.64%
Income tax	(7,886)	49,432	(188,821)	-115.95%	-95.82%
Net income for the period	30,060	(27,149)	11,904	210.72%	152.52%
Net income per share (2)	0.06	-0.06	0.03	210.72%	97.22%
Net income per ADS (3)	0.19	-0.17	0.10	210.72%	97.22%

(1)	Exchange rate: 2.9233 Ps. = 1 US$

(2)	Assumes 471,361,306 ordinary shares outstanding for the quarters ended 03/31/05 and 12/31/04, and 368,128,432 for the quarter ended 03/31/04.

(3)	Each ADS represents three ordinary shares.

The positive trend showed in the Operating income continued in the first quarter of 2005, with a significant growth mainly driven by a particularly high Net financial income combined with a 2.5% increase in income from services, a 2.4% drop in administrative expenses and lower provisions for loan losses. The vigorous increase in the CER index variation - 12% per annum -, the persistent reduction in the average cost of funds and a growing intermediation volume led to the consolidation of the net financial margin.

The loss in Other income/expenses is mainly explained by: i) a Ps. 54 million charge related to the amortization of the loss derived from the payment of deposits under judicial injunctions, in accordance with the Central Bank’s regulations - which does not imply that the Bank waives its right to demand a future compensation from the Argentine Government, ii) the registration of general provisions, and iii) the provisions registered in Other expenses during the quarter to cover the taxable deferred asset stemming from the use of the deferred tax method, the opposite entry of which is included in Other income.

Net income for the first quarter of fiscal year 2005, accounted for a Ps. 30 million gain, compared to a Ps. 27.1 million loss accounted for in the December 2004 quarter and a Ps. 11.9 million gain (following the already mentioned adjustment to earnings of prior years) registered in the March 2004 quarter.

	Quarter ended			% Change Qtr ended 03/31/05 vs. Qtr ended
in thousands of pesos except percentages	03/31/05	12/31/04	03/31/04	12/31/04	03/31/04
Return on Average Assets (1)	0.82%	-0.77%	0.33%	206.67%	146.77%
Return on Average Shareholders’ Equity (1)	7.36%	-7.48%	3.07%	198.41%	139.69%
Net fee Income as a % of Operating Income	30.81%	37.50%	43.32%	-17.84%	-28.89%
Net fee Income as a % of Administrative Expenses	61.30%	58.35%	53.26%	5.07%	15.10%
Adm. Expenses as a % of Operating Income (2)	50.25%	64.27%	81.34%	-21.80%	-38.22%

(1)	Annualized

(2)	Adm. Expenses / Net financial income + Net income from services

Net financial Income

The structural term and rate mismatch in assets and liabilities of the financial system and of BBVA Banco Francés, following measures taken by the Government during 2002 and 2003, brought about a strong dependence on the relative behavior of the consumer price index, or CPI, vis-à-vis interest rates. While a significant part of the Bank’s risk assets accrue interest at a variable interest rate, adjusted by CER plus an interest rate, most liabilities accrue interest at a fixed rate, except for certain discount loans granted to BBVA Banco Francés by the Central Bank, the remaining portfolio of rescheduled deposits, known as CEDROS and the new CER adjusted deposits. The Bank has gradually reduced the rate gap - from Ps. 4.2 billion a year ago to Ps. 3.6 billion in March 2005 - by increasing CER adjusted liabilities and decreasing CER adjusted assets through the sale of certain loans and the subscription - with guaranteed bonds BOGAR - of the Government bonds to be delivered to those depositors who agreed, in previous fiscal year, to enter into swap options pursuant to the swap option plans launched by the Government. As previously mentioned, the successful pricing policy implemented allowed the Bank to maintain a low cost funding structure. Such policy, jointly with a higher CER index variation and an increasing private sector loan portfolio, had a positive impact on the spread.

Public Sector Exposure

	Quarter ended			% Change Qtr ended 03/31/05 vs. Qtr ended
in thousands of pesos except percentages	03/31/05	12/31/04	03/31/04	12/31/04	03/31/04
- Loans to the Federal government & Provinces	6,156,101	6,084,888	6,020,123	1.17%	2.26%
- Total bond portfolio	1,819,183	1,918,242	2,102,063	-5.16%	-13.46%
Compensatory bond	77,536	78,384	370,558	-1.08%	-79.08%
Compensatory bond to be credited	—	—	108,886	—	-100.00%
Bills from Central Bank	668,483	740,747	—	-9.76%	—
Other government bonds	1,073,164	1,099,111	1,622,619	-2.36%	-33.86%
- Total exposure to the Public Sector	7,975,284	8,003,130	8,122,186	-0.35%	-1.81%

During the last twelve-month period BBVA Banco Francés has reduced its Public sector exposure by 1.8% (aprox. Ps. 147 million). Furthermore, March 2005 balance includes a larger Lebac portfolio than that of the previous fiscal year. If we exclude the effect of the increase in Lebac holdings, the Bank’s exposure to the Public sector decreases approximately Ps. 815 million compared to March 2004

As of March 31, 2005, total exposure to the Public sector - including loans and bonds - amounted to approximately Ps. 7.9 billion. The main factors in the reduction as compared to the same quarter of previous fiscal year were: (i) a decrease in the compensatory bond portfolio (BODEN 2012), mainly explained by the swap of assets carried out within the framework of the sale of Banco Francés Cayman subsidiary, (ii) a decrease in the compensatory bonds to be received, related to the decision of the Bank to charge off the compensatory assets being objected to by the Central Bank during the December 2004 quarter, which does not mean that the Bank has implicitly waived its claims for compensation in respect to the asymmetric pesification, and (iii) a decrease in Other government bonds due to the subscription - with guaranteed bonds BOGAR that Banco Francés had in its portfolio - of the Government bonds to be delivered to those depositors who had accepted the swap option plans launched by the Government, partly offset by a larger LEBAC portfolio.

It should be mentioned that out of a total exposure to Public sector of Ps. 7.9 billion, only bonds in the amount of Ps. 597 million were in default and included in the sovereign restructuring proposal of the Argentine government of February 2005. The remaining Public sector assets are performing normally and their market values have significantly increased during the last twelve-month period (50% increase in BOGAR and 30% increase in BODEN 2012).

Total loan portfolio

The chart below shows the composition of the loan portfolio in monthly balances:

	Quarter ended			% Change Qtr ended 03/31/05 vs. Qtr ended
in thousands of pesos except percentages	03/31/05	12/31/04	03/31/04	12/31/04	03/31/04
Net total loans	8,760,564	8,381,197	7,383,354	4.53%	18.65%
Advances	335,985	272,275	152,790	23.40%	119.90%
Notes discounted and purchased	230,413	251,332	167,855	-8.32%	37.27%
Consumer Mortgages	393,141	401,064	395,731	-1.98%	-0.65%
Personal loans	202,458	182,627	103,221	10.86%	96.14%
Credit cards	252,664	252,511	207,907	0.06%	21.53%
Car secured loans	38,645	25,943	5,198	48.96%	643.46%
Loans to financial sector	57,694	41,285	5,832	39.75%	889.27%
Loans to public sector	3,805,569	3,983,624	4,013,499	-4.47%	-5.18%
Other	1,184,953	963,843	364,652	22.94%	224.95%
Unaccrued interest	(902)	(924)	(261)	-2.38%	245.59%
Adjustment and accrued interest & exchange differences receivable	2,383,479	2,129,581	2,068,287	11.92%	15.24%
Less: Allowance for loan losses	(123,535)	(121,964)	(101,357)	1.29%	21.88%

It is important to bear in mind that March 2004 balances are distorted by the swap transaction - which took place prior to the sale of Banco Francés Cayman subsidiary, whereby dollar denominated private sector assets were temporarily exchanged for peso denominated public sector assets. On excluding such effect, gross private sector loan portfolio grew 47% (Ps. 873 million) in the last twelve-month period. The Bank was able to capitalize the economic recovery with a remarkable performance in the different market segments. Commercial private sector loan growth was driven by the other loans - which include foreign trade transactions -, advances, and notes discounted - basically in the corporate segment. As for retail segment, growth was led by personal loans, credit cards financing and car secured loans.

Moreover, during the last quarter, the Bank continued to expand its credit business. Other loans showed a 22.9% increase while advances grew 23.4%, in the corporate segment. Similarly, personal loans and car secured loans led the increase in the retail segment, showing a 10.9% and 49% growth, respectively.

Government and Private Securities

The following chart shows the total exposure of the Bank in government and private securities as of March 31, 2005, including repurchase agreement transactions. The decrease in Total bond portfolio compared to the same quarter of the previous fiscal year is mainly explained by the aforementioned decision of the Bank to charge off the compensatory assets the Central Bank has objected to, which does not mean that the Bank has waived its claims for compensation in respect to the asymmetric pesification, a decrease in the compensatory bond portfolio (explained by the swap of assets carried out within the framework of the sale of Banco Francés Cayman subsidiary), and the subscription - with guaranteed bonds BOGAR - of the Government bonds to be delivered to those depositors who agreed to enter into swap options during previous fiscal year pursuant to the swap option plans I and II launched by the Government, partly offset by a larger LEBAC portfolio.

Communication “A” 3911 provides that Federal Government Secured Loans (issued pursuant to Decree No. 1387/2001), Government bonds not subject to capital requirements for market risk, Provincial Government secured loans and bonds (issued pursuant to Decree No. 1579/2002 - under Resolution 539/2002 of the Ministry of Economy -) and other unlisted Government securities and loans must be booked at the lower of the following two values: i) the technical value (amount that should be adjusted by CER, if applicable, plus any interest accrued pursuant to the conditions of issuance), and ii) the present value of future cash flows at a discount rate set by the Central Bank (3.62% for March 2005). The difference between both valuations should be accounted for in a balancing account. The application of such regulation has had no impact in the Income Statement as of March 2005.

	Quarter ended			% Change Qtr ended 03/31/05 vs. Qtr ended
in thousands of pesos except percentages	03/31/05	12/31/04	03/31/04	12/31/04	03/31/04
Holdings	1,930,355	2,038,635	1,647,957	-5.31%	17.14%
Trading	681,874	755,589	27,887	-9.76%	2345.13%
Liquidity Requirements	—	—	—	—	—
Investment Accounts	642,458	649,700	138,940	-1.11%	362.40%
Investment Accounts (RML)	—	—	—	—	—
Investment accounts - Compensatory bond	77,536	78,384	370,558	-1.08%	-79.08%
Other fixed income securities	583,859	610,287	1,110,572	-4.33%	-47.43%
Allowances	(55,372)	(55,325)	—	0.08%	—
Repurchase Agreements	—	—	493,054	—	-100.00%
B.C.R.A. (Reverse repo)	—	—	—	—	—
Trading (Reverse repo)	—	—	—	—	—
Investment Accounts (reverse repo)	—	—	493,054	—	-100.00%
Trading (Reverse repo)	—	—	—	—	—
Net Position	1,930,355	2,038,635	2,141,011	-5.31%	-9.84%
Trading	681,874	755,589	27,887	-9.76%	2345.13%
Investment Accounts	642,458	649,700	631,994	-1.11%	1.66%
Investment Accounts (RML)	—	—	—	—	—
Investment accounts - Compensatory bond	77,536	78,384	370,558	-1.08%	-79.08%
Other fixed income securities	583,859	610,287	1,110,572	-4.33%	-47.43%
Allowances	(55,372)	(55,325)	—	0.08%	—

Net Position in Other fixed income securities as of March 2005 includes Ps. 111.1 million of Private Bonds

Income from Securities and Short-Term Investments

Income from securities and short-term investments registered a gain of Ps. 16.6 million in the quarter ended March 31, 2005, compared to a Ps. 18.1 million and a Ps. 18.8 million gain posted in the December and March 2004 quarters, respectively. Higher CER adjustment is mainly related to the increase in the CER index variation.

	Quarter ended			% Change Qtr ended 03/31/05 vs. Qtr ended
in thousands of pesos except percentages	03/31/05	12/31/04	03/31/04	12/31/04	03/31/04
Income from securities and short-term investments	16,641	18,191	18,803	-8.52%	-11.50%
Trading account	5,498	2,105	8,048	161.12%	-31.69%
Investment account	—	—	—	—	—
Investment account - Compensatory bond	484	589	1,018	-17.89%	-52.50%
Other fixed income securities	10,660	15,497	9,737	-31.21%	9.48%
CER adjustment	15,387	5,837	8,457	163.61%	81.95%
CER adjustment - Trading account	—	—	—	—	—
CER adjustment - Investment account	—	—	—	—	—
CER adjustment - Other fixed securities	15,387	5,837	8,457	163.61%	81.95%

Funding Sources

BBVA Banco Francés is the leading private sector bank in terms of deposits, with a 10.6% market share in private sector deposits as of March 31, 2005.

	Quarter ended			% Change Qtr ended 03/31/05 vs. Qtr ended
in thousands of pesos except percentages	03/31/05	12/31/04	03/31/04	12/31/04	03/31/04
Total deposits	9,410,044	8,751,516	7,115,453	7.52%	32.25%
Current accounts	1,877,829	1,675,233	2,515,790	12.09%	-25.36%
Peso denominated	1,872,507	1,670,333	2,459,732	12.10%	-23.87%
Foreign currency	5,322	4,900	56,058	8.61%	-90.51%
Savings accounts	2,513,095	2,395,535	1,308,481	4.91%	92.06%
Peso denominated	1,970,474	1,919,569	1,024,325	2.65%	92.37%
Foreign currency	542,621	475,966	284,156	14.00%	90.96%
Time deposits	4,728,713	4,390,587	3,087,228	7.70%	53.17%
Peso denominated	2,964,483	2,885,720	2,850,278	2.73%	4.01%
CER adjusted time deposits	1,467,314	1,218,212	116,540	20.45%	1159.06%
Foreign currency	296,916	286,655	120,410	3.58%	146.59%
Other	290,407	290,161	203,954	0.08%	42.39%
Peso denominated	230,752	236,855	161,117	-2.58%	43.22%
Foreign currency	59,655	53,306	42,837	11.91%	39.26%
Rescheduled deposits	427,454	458,837	978,609	-6.84%	-56.32%
Peso denominated	427,454	458,837	978,609	-6.84%	-56.32%
Foreign currency	—	—	—	—	—
Total deposits + Rescheduled deposits & CEDROS	9,837,498	9,210,353	8,094,062	6.81%	21.54%

During the first quarter private deposits continued to show a sustained growth. Private sector peso and dollar denominated deposits (excluding rescheduled funds) grew 7.2% (Ps. 5.7 billion). On the contrary, public sector deposits fell due mainly to higher debts obligations that the Government should have to face during current year. Likewise, the Bank’s total deposits increased 21.5% as compared to the March 2004 balance - or 32.2% excluding the effect of the reduction of rescheduled deposits - and 6.8% as compared to the December 2004 quarter - or 7.5% excluding the effect of the reduction of rescheduled deposits.

Growth was mainly driven by saving account and time deposits, with emphasis in CER adjusted CDs. This type of funds represented a valuable alternative for customers while it helped the Bank to lengthen the average term of funds and reduced long CER adjusted positions. On the other hand, the decrease in rescheduled deposits is mainly related to the completion of the first and second swap option launched by the Government – which resulted in the delivery of Government bonds to the depositors - the payment of amounts ordered by legal injunctions and the scheduled maturity of those funds. Foreign currency denominated deposits in the Bank grew 79.7% in the last twelve-month period, amounting to USD 309 million (Ps. 904 million) as of March 31, 2005 and increasing its market share by 250 b.p. Furthermore, BBVA Banco Francés also has a leading position in CER adjusted deposits, with a 22.4% market share.

Other Funding Sources

Changes shown in the following chart are affected by the depreciation of the peso. It is important to mention that Loans from the Central Bank are related to the financial support received during the 2002 liquidity crisis, plus other loans granted by the Central Bank to acquire government bonds (BODEN 2012) on behalf of those depositors who participated in Swap I, that were later cancelled during the June 2004 quarter. Rediscounts from the Central Bank continue to decrease in accordance to the installments schedule, which began in March 2004. Moreover, during the present quarter, the Bank anticipated the payment of some installments for the amount of Ps. 126 million.

	Quarter ended			% Change Qtr ended 03/31/05 vs. Qtr ended
in thousands of pesos	03/31/05	12/31/04	03/31/04	12/31/04	03/31/04
Lines from other banks	218,071	253,505	385,301	-13.98%	-43.40%
Loans from the Central Bank	1,871,636	1,855,115	1,810,001	0.89%	3.41%
Anticipated cancellations Res. 381/04	(126,536)	—	—	—	—
Other loans from the Central Bank	24,185	35,536	345,150	-31.94%	-92.99%
Repo agreements	—	—	299,736	—	-100.00%
Negotiable Obligations	318,887	322,517	346,894	-1.13%	-8.07%
Other banking liabilities	2,306,243	2,466,673	3,187,082	-6.50%	-27.64%
Subordinated Debt	—	60,307	66,091	-100.00%	-100.00%
Total other funding sources	2,306,243	2,526,980	3,253,173	-8.74%	-29.11%

Other dollar funding sources	Quarter ended			% Change Qtr ended 03/31/05 vs. Qtr ended
in thousands of dollars	03/31/05	12/31/04	03/31/04	12/31/04	03/31/04
Lines from other banks	73,161	84,405	133,906	-13.32%	-45.36%
Negotiable Obligations	109,085	108,453	121,504	0.58%	-10.22%
Repo agreements	—	—	104,986	—	-100.00%
Other banking liabilities	182,245	192,858	360,396	-5.50%	-49.43%
Subordinated Debt	—	20,279	20,000	-100.00%	-100.00%
Total other funding sources	182,245	213,138	380,396	-14.49%	-52.09%

Foreign currency funding sources, expressed in dollars, are shown in the above chart. The decrease in Total other funding sources as compared to March 2004 quarter was mainly driven by: (i) the payment of a USD 102.9 million repurchase agreement granted by BBVA, with a new USD 64 million loan as counterpart registered in Lines from other banks, (ii) the capitalization of a USD 77.7 million loan granted by BBVA, and (iv) the maturity of a USD 20 million subordinated debt.

The decrease as compared to the December 2004 quarter is mainly explained by the maturity of a USD 20 million subordinated debt.

Asset Quality

Asset quality maintained the positive trend showed since the beginning of the 2001 and 2002 crisis. The non-performing ratio in respect of all types of financing (i.e., loans, corporate senior debt purchased and guarantees granted by the Bank) reached 1.09 as of March 31, 2005, with a coverage ratio of 127.25%.

	Quarter ended			% Change Qtr ended 03/31/05 vs. Qtr ended
in thousands of pesos except percentages	03/31/05	12/31/04	03/31/04	12/31/04	03/31/04
Nonaccrual financing (1)	106,114	117,116	182,528	-9.39%	-41.86%
Allowances	135,031	133,875	126,189	0.86%	7.01%
Nonaccrual financing/ total financing	1.09%	1.26%	2.23%	-13.23%	-50.83%
Allowances /nonaccrual financing	127.25%	114.31%	69.13%	11.32%	84.06%

Total financing includes loans and Other banking receivables and Guarantees granted by the Bank

(1)	Nonaccrual financing include all loans to borrowers classified as “Problem”, “deficient Servicing”, “High Insolvency Risk”, “difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical decision” according to the new Central Bank debtor classification system.

The following chart shows the evolution of Allowance for loan losses, which includes allowances related to Other banking receivables. The Increase is mainly explained by loan loss provisions on non-performing loans accounted for during the quarter. In turn, the Decrease account is mainly explained by the write-offs of the quarter.

	Quarter ended			% Change Qtr ended 03/31/05 vs. Qtr ended
in thousands of pesos except percentages	03/31/05	12/31/04	03/31/04	12/31/04	03/31/04
Balance at the beginning of the quarter	128,742	140,369	425,736	-8.28%	-69.76%
Increase	10,455	20,400	18,753	48.75%	-44.25%
Exchange difference - Foreign trade loans	—	—	(498)	—	-100.00%
Provision increase/decrease - Exchange rate difference	(520)	(139)	(7,167)	274.10%	-92.74%
Decrease	(8,835)	(31,888)	(322,447)	-72.29%	-97.26%
Balance at the end of the quarter	129,842	128,742	114,377	0.85%	13.52%

Income from services net of other operating expenses

The Bank capitalized its strong performance in the transactional business. Net income from Services grew 2.5% and 24% as compared to the December and March 2004 quarter, respectively.

Once again fee income remained as an alternative source of income. A higher activity level, combined with the impact of a larger customer base and the launching of new products, led the increase as compared to the same quarter of previous, with a remarkable performance in all of the different products.

The increase compared to the previous quarter is related to higher service charges on deposit accounts - derived from an increase in activity level - and higher capital markets fees from corporate transactions.

	Quarter ended			% Change Qtr ended 03/31/05 vs. Qtr ended
in thousands of pesos except percentages	03/31/05	12/31/04	03/31/04	12/31/04	03/31/04
Net income from services	83,652	81,584	67,467	2.54%	23.99%

Service charge income	97,391	93,593	78,499	4.06%	24.07%
Service charges on deposits accounts	36,867	35,202	30,269	4.73%	21.80%
Credit and operations	17,234	17,149	15,932	0.50%	8.17%
Insurance	4,611	4,401	3,056	4.77%	50.90%
Capital markets and securities activities	3,954	1,815	2,359	117.87%	67.60%
Fees related to Foreign trade	7,043	6,818	5,420	3.30%	29.95%
Other fees	27,682	28,208	21,463	-1.86%	28.98%

Services Charge expense	(13,739)	(12,009)	(11,031)	14.40%	24.55%

Income related to foreign currency exchange transactions is not accounted for in Net income from services but it is in Net financial income. As of March 2005, such income amounted to approximately Ps.19.1 million, compared to Ps. 21.1 million and Ps. 17.1 million registered in the December and March 2004 quarters, respectively. The Bank currently purchases and sells U.S. dollars through all of the Bank’s branches and its ATM network as well as over the Internet. The Bank has also recently started to sell and purchase Euros, Brazilian reales and Uruguayan pesos.

Administrative expenses

	Quarter ended			% Change Qtr ended 12/31/04 vs. Qtr ended
in thousands of pesos except percentages	03/31/05	12/31/04	03/31/04	12/31/04	03/31/04
Administrative expenses	(136,460)	(139,828)	(126,676)	-2.41%	7.72%

Personnel expenses	(71,367)	(76,018)	(60,534)	-6.12%	17.90%
Electricity and Communications	(4,142)	(3,844)	(4,824)	7.75%	-14.14%
Advertising and Promotion	(7,129)	(6,894)	(6,167)	3.41%	15.60%
Honoraries	(5,281)	(6,627)	(4,110)	-20.31%	28.49%
Taxes	(4,484)	(3,948)	(5,056)	13.58%	-11.31%
Organization and development expenses	(4,920)	(5,870)	(7,729)	-16.18%	-36.34%
Amortizations	(6,391)	(6,835)	(9,296)	-6.50%	-31.25%
Other	(32,746)	(29,792)	(28,960)	9.92%	13.07%

Administrative expenses amounted to Ps. 136.5 million, showing a 2.4% decrease as compared to the previous quarter and a 7.7% increase as compared to the same quarter of previous fiscal year.

The decrease vs. the previous quarter is related to a decrease in Personnel expenses due to the provisioning of annual bonuses - registered during the December 2004 quarter -, partially offset by a 9% increase in Other expenses and a 3.4% increase in Advertising and promotion.

Higher personnel expenses, partially offset by lower Organization and development expenses and a decrease in Amortization, were the main drivers of the increase as compared to March 2004 quarter. Since January 2005 Personnel expenses reflects the decision of the Bank to provision the bonuses payment on a monthly basis, with the correspondent social security charges.

As of March 31, 2005, the Bank had 3,632 employees - including consolidated companies except for the Consolidar Group - and a network of 229 consumer branches, 27 branches specialized in the middle-market segment, and 36 offices of Credilogros.

Other Income/expenses

Other income/expenses for the first quarter reflected a Ps.94.3 million loss, compared to a Ps.141.1 million loss and Ps.170.4 million gain registered in the December and March 2004 quarters, respectively. As previously mentioned, the March 2005 figures were negatively impacted by: i) a Ps.54 million charge related to the amortization of the loss derived from the payment of deposits under judicial injunctions, in accordance to Central Bank’s regulations - which does not imply that the Bank waives its right to demand a future compensation and ii) the registration of general provisions, and iii) the provisions registered in Other expenses during the quarter to cover the taxable deferred asset stemming from the use of the deferred tax method, the opposite entry of which is included in Other income.

The gain registered during the 2004 quarter is mainly related to the reversal of provisions made to cover the balance of deferred tax asset (Ps.185.5 million) and to the reversal of provisions on other risk assets and guarantees and loan loss recoveries. Furthermore, as previously explained, March 2004 figures show the effect of the adjustment to earnings of prior years.

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for each period considering the effect of temporary differences between book and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of March 31, 2005 and December 2004, the Bank has estimated the existence of a net operating loss in the income tax.

On June 19, 2003, the Bank received a note from the Central Bank indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, responded to the above mentioned note, indicating that in its opinion the rules of the Central Bank do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendency of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up a provision for the net balance between the deferred tax assets and liabilities.

As of March 31, 2005 and 2004, the Bank records under Other Receivables (in the Tax Advance account) a taxable deferred asset amounting Ps. 195 million and Ps.118 million, respectively.

Income from equity investments

Income from equity investments sets forth net income from related companies, which are not consolidated, including mainly the Consolidar Group. As of March 31, 2005, the Bank registered a Ps.7.0 million gain from its stake in the Consolidar Group.

Capitalization

As of March 31, 2005 BBVA Banco Frances’s shareholders equity amounted to Ps. 1.65 billion with Ps. 1.1 billion excess capital over minimum requirements in accordance to Central Bank regulations.

	Quarter ended			% Change Qtr ended 03/31/05 vs. Qtr ended
in thousands of pesos except percentages	03/31/05	12/31/04	03/31/04	12/31/04	03/31/04
Central Bank Minimun Capital Requirements	588,664	466,595	459,913	26.16%	27.99%
Allocated to Asset at Risk	244,213	232,962	195,311	4.83%	25.04%
Allocated to Inmobilized Assets	137,284	137,918	167,837	-0.46%	-18.20%
Market Risk	33,044	27,767	8,573	19.00%	285.44%
Interest Rate Risk	77,109	35,612	49,991	116.53%	54.25%
Loans to Public Sector and Securities in Investment	97,014	32,336	38,201	200.02%	153.96%
Bank Capital Calculated under Central Bank Rules	1,688,948	1,656,396	1,397,149	1.97%	20.89%
Core Capital	1,618,452	1,703,124	1,438,129	-4.97%	12.54%
Supplemental Capital	176,829	(73,371)	(24,075)	-341.01%	-834.49%
Deductions	28,092	(145,632)	(180,009)	-119.29%	-115.61%
Minority Interest	(134,425)	172,275	163,104	-178.03%	-182.42%
Excess over Required Capital	1,100,284	1,189,801	937,236	-7.52%	17.40%

The higher capitalization of BBVA Banco Frances as compared to a year ago is mainly related to 103 million shares capital increase, which offer was carried out during October-November 2004 in Argentina.

Additional information

	Quarter ended			% Change Qtr ended 03/31/05 vs. Qtr ended
in pesos except percentages	31/03/05	31/12/04	31/03/04	31/12/04	31/03/04
- Exchange rate	2.9233	2.9738	2.8551	-1.70%	2.39%
- Quarterly CER adjustment (CPI)	3.10%	1.10%	0.76%	182.52%	311.09%

Recent developments

•	On March 9, 2005 BBVA Banco Francés S.A., Inversora Otar and BBVA S.A. sold its equity interest in Credilogros Compañía Financiera S.A. to “Banco de Servicios y Transacciones S.A.” and “ Grupo de Servicios y Transacciones S.A.”.

The aggregate price for the transaction was USD16.9 million, and the sellers received 20% of such amount as a down payment on the date of signing of the transaction documents. This transaction is still in process of due diligence and subject to the approval from the Central Bank of the Republic of Argentina.

Until the moment of delivery, Credilogros Compañía Financiera will continue to be directed by BBVA Banco Francés with no changes in its ordinary commercial operations with its clients.

It is important to highlight that this sale does not imply any change in the Bank’s strategy, BBVA Banco Francés maintains its commercial strategy focused on the medium-low income segment with the intent of developing more efficient marketing channels.

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, Banco Francés’s earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Banco Francés’s financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in the markets for BBVA Banco Francés’s products and services; (2) changes in domestic or international stock market prices, exchange rates or interest rates; (3) macroeconomic, regulatory, political or governmental changes; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Banco Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Banco Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Banco Francés’s annual report on Form 20-F and exhibits thereto. BBVA Banco Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference call: A conference call to discuss this first quarter earnings will be held on Friday, May 13, at 11:00 A.M. New York time - 12:00 A.M. Buenos Aires time. If you are interested in participating please dial (913) 981-5571 at least 5 minutes prior to our conference. Confirmation code: 7084472. To receive the tape of this conference call, please call (719) 457 2865.

Internet: This press release is also available in http://www.bancofrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

ASSETS : (in thousands of $)	03/31/05	12/31/04	09/30/04	03/31/04
Cash and due from banks	1,804,721	1,633,821	1,722,380	1,713,444
Government and Private Securities	1,823,141	1,920,901	1,340,456	1,508,037
- Investment account	782,982	729,084	795,878	509,497
- Trading account (listed securities)	683,619	751,581	97,236	12,134
- Unlisted	408,020	492,902	486,098	1,032,572
- Listed Private Securities	3,958	2,659	16,726	7,024
Less: Allowances	(55,438)	(55,325)	(55,482)	(53,190)
Loans	8,760,564	8,381,197	8,318,566	7,383,354
- Advances	335,985	272,275	321,035	152,790
- Notes discounted and purchased	230,413	251,332	289,001	167,855
- Secured with mortgages	393,141	401,064	415,924	395,731
- Car secured loans	38,645	25,943	14,962	5,198
- Credit cards	252,664	252,511	231,348	207,907
- Loans to financial sector	57,694	41,285	30,023	5,832
- Loans to public sector	3,805,569	3,983,624	3,880,252	4,013,499
- Other	1,387,411	1,146,470	1,055,530	467,873
Less: Unaccrued interest	(902)	(924)	(620)	(261)
Plus: Interest & FX differences receivable	2,383,479	2,129,581	2,216,307	2,068,287
Less: Allowance for loan losses	(123,535)	(121,964)	(135,196)	(101,357)
Other banking receivables	899,260	958,954	785,493	1,257,150
- Compensatory Bond	—	—	109,125	108,886
- Repurchase agreements	251,784	359,341	—	493,054
- Unlisted private securities	89,171	99,691	106,489	108,772
- Unlisted Private securities: Trustees	18,043	18,043	25,562	31,148
- Other banking receivables	546,569	488,657	549,490	528,310
- Less: provisions	(6,307)	(6,778)	(5,173)	(13,020)
Investments in other companies	259,781	253,620	248,649	229,514
Intangible assets	761,892	811,500	839,095	884,249
- Goodwill	30,431	32,088	33,745	37,060
- Organization and development charges	36,316	40,123	42,186	51,097
- Assets related to legal injunctions	695,145	739,289	763,164	796,092
Other assets	589,378	575,996	566,006	566,980

Total assets	14,898,737	14,535,989	13,820,645	13,542,728

LIABILITIES:	03/31/05	12/31/04	09/30/04	03/31/04
Deposits	9,837,498	9,210,353	8,567,442	8,094,062
- Demand deposits	1,877,829	1,675,233	2,522,467	2,515,790
- Saving accounts	2,513,095	2,395,535	1,518,426	1,308,481
- Time deposits	4,728,713	4,390,587	3,714,010	3,087,228
- Rescheduled deposits - CEDROS	427,454	458,837	543,781	978,609
- Other deposits	290,407	290,161	268,758	203,954
Other banking Liabilities	3,030,334	3,258,044	3,422,701	3,630,027
Other provisions	264,074	236,690	385,642	313,006
- Other contingencies	260,261	232,776	375,643	301,940
- Guarantees	3,813	3,914	9,999	11,066
Subordinated debt	—	60,307	69,334	66,091
Other liabilities	96,834	131,066	70,089	68,575
Minority interest	21,485	21,077	20,261	20,351

Total liabilities	13,250,225	12,917,537	12,535,469	12,192,112

Total stockholders’ equity	1,648,512	1,618,452	1,285,176	1,350,616

Total liabilities + stockholders’ equity	14,898,737	14,535,989	13,820,645	13,542,728

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT	03/31/05	12/31/04	09/30/04	03/31/04
Financial income	350,938	242,043	257,063	193,501
- Interest on Cash and Due from Banks	5,029	4,388	3,079	2,556
- Interest on Loans Granted to the Financial Sec.	1,031	711	309	66
- Interest on Overdraft	7,021	7,016	7,006	5,352
- Interest on Notes discounted and purchased	3,945	3,315	3,909	1,799
- Interest on mortgages	10,558	10,882	11,116	11,463
- Interest on car secured loans	703	543	382	187
- Interest on Credit Card Loans	5,301	4,585	3,852	4,972
- Interest on Other Loans	30,820	26,887	24,755	22,153
- Income from securities and short term investments	16,641	18,191	9,888	18,803
Trading account	15,469	16,754	8,349	14,566
Investment account	1,172	1,438	1,379	601
Atuel Trustee	—	(1)	160	3,636
- Interest on Government guaranteed loans Decreet1387/01	60,659	56,005	56,777	37,943
- From Other Banking receivables	1,347	1,963	1,857	1,440
- CER	185,702	82,821	112,415	51,626
- CVS	—	41	(9)	24,518
- Foreign exchange difference	15,161	18,752	19,553	10,208
- Other	7,020	5,943	2,174	415
Financial expenses	(163,045)	(106,047)	(123,872)	(105,232)
- Interest on Current Account Deposits	(3,403)	(5,987)	(6,200)	(3,289)
- Interest on Saving Account Deposits	(819)	(751)	(721)	(1,374)
- Interest on Time Deposits	(31,978)	(32,692)	(25,281)	(29,998)
- Interest on Other Banking Liabilities	(4,335)	(5,107)	(6,605)	(6,218)
- Other interests (includes Central Bank)	(20,875)	(18,670)	(23,675)	(24,806)
- Mandatory contributions and taxes on interest income	(8,095)	(8,401)	(9,960)	(12,631)
- CER	(93,001)	(34,217)	(51,193)	(24,691)
- Foreign exchange difference	(393)	—	—	—
- Other	(146)	(222)	(237)	(2,225)
Net financial income	187,893	135,996	133,191	88,269
Provision for loan losses	(10,455)	(20,400)	(11,178)	(18,753)
Income from services, net of other
operating expenses	83,652	81,584	75,325	67,467
Administrative expenses	(136,460)	(139,828)	(122,142)	(126,676)
- Personnel expenses	(71,367)	(76,021)	(59,475)	(60,534)
- Directors and Syndics’ Fees	(64)	(56)	(68)	(68)
- Other Fees	(5,217)	(6,571)	(7,331)	(4,042)
- Advertising and Publicity	(7,129)	(6,894)	(6,483)	(6,167)
- Taxes other than income tax	(4,484)	(3,948)	(3,500)	(5,056)
- Other Operating Expenses	(37,925)	(36,890)	(35,923)	(42,084)
- Other	(10,274)	(9,448)	(9,362)	(8,725)
Income (loss) from equity investments	8,085	8,341	7,438	19,082
Net Other income	(94,358)	(141,126)	(149,874)	170,440
Income (loss) from minority interest	(411)	(1,148)	(40)	896
Income before tax	37,946	(76,581)	(67,280)	200,725
Income tax	(7,886)	49,432	54,286	(188,821)

Net income	30,060	(27,149)	(12,994)	11,904

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

ASSETS	03/31/05	12/31/04	09/30/04	03/31/04
Cash and due from banks	1,814,912	1,666,617	1,776,734	1,746,811
Government Securities	2,399,228	2,476,948	1,887,158	2,128,472
Loans	9,700,847	9,268,723	9,186,255	8,121,174
Other banking receivables	908,998	975,241	794,525	1,311,132
Investments in other companies	47,461	47,540	45,324	39,311
Other assets	1,483,107	1,533,015	1,560,942	1,605,981

TOTAL ASSETS	16,354,553	15,968,084	15,250,938	14,952,881

LIABILITIES	03/31/05	12/31/04	09/30/04	03/31/04
Deposits	9,617,800	8,993,780	8,398,805	7,958,821
Other banking liabilities	3,042,710	3,274,387	3,426,752	3,688,814
Other liabilities	1,868,702	1,909,187	1,969,630	1,791,524
Minority interest	176,829	172,278	170,575	163,106

TOTAL LIABILITIES	14,706,041	14,349,632	13,965,762	13,602,265

TOTAL STOCKHOLDERS’ EQUITY	1,648,512	1,618,452	1,285,176	1,350,616

STOCKHOLDERS’ EQUITY + LIABILITIES	16,354,553	15,968,084	15,250,938	14,952,881

NET INCOME	03/31/05	12/31/04	09/30/04	03/31/04
Net Financial Income	237,159	190,074	187,514	125,998
Provision for loan losses	(10,455)	(20,400)	(11,178)	(18,753)
Net Income from Services	153,009	137,279	138,447	127,881
Administrative expenses	(180,476)	(190,581)	(168,267)	(165,833)
Net Other Income	(150,868)	(187,812)	(209,610)	137,313
Income (loss) from minority interest	(4,974)	(3,671)	(3,638)	(1,914)

Income before tax	43,395	(75,111)	(66,732)	204,692

Income tax	(13,335)	47,962	53,738	(192,788)

Net income	30,060	(27,149)	(12,994)	11,904

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 12, 2005	By:	/s/ Marcelo G. Canestri
		Name:	Marcelo G. Canestri
		Title:	Chief Financial Officer